Guggenheim SBC Holdings, LLC (“Guggenheim SBC Holdings”), an investor group managed by Guggenheim Partners, LLC (“Guggenheim”), acquired control of Security Benefit Corporation (“SBC”), the parent company of Security Investors, LLC, the Funds’ investment adviser (the “Investment Adviser”) and Security Global Investors, LLC, the sub-adviser to certain of the Funds, pursuant to an agreement between SBC and Guggenheim SBC Holdings. Under the agreement, Guggenheim SBC Holdings received a 100% ownership stake in SBC and consequently acquired control of the Investment Adviser (the “Purchase Transaction”).  Guggenheim is a global, independent, privately held, diversified financial services firm with more than $100 billion in assets under supervision. The Purchase Transaction closed on July 30, 2010.

Under the Investment Company Act of 1940, the closing of the Purchase Transaction had the effect of terminating the Funds’ investment advisory agreements with the Investment Adviser and any investment sub-advisory agreements entered on behalf of a Fund (together, the “Previous Agreements”). New investment advisory (“New Investment Advisory Agreements”) and sub-advisory agreements (“New Sub-Advisory Agreements”) were approved by the Board of Directors of the Funds. The New Investment Advisory Agreements were approved by Fund shareholders in a series of special meetings of shareholders. The terms of the New Investment Advisory Agreements and New Sub-Advisory Agreements are substantially identical to the corresponding Previous Agreements, except with respect to the date of execution.

Effective July 30, 2010, the Funds’ distributor, Rydex Distributors, Inc., a Maryland corporation, became Rydex Distributors, LLC, a Kansas limited liability company.